Prasanth Reddy. Dr. Reddy has served as a member of our board of directors since November 2023. He is triple board-certified in internal medicine, medical oncology, and hematology, and practiced medicine and served in leadership positions for more than 14 years in various clinical settings including academia, private practice, managed care, and life sciences. Dr. Reddy was most recently Senior Vice President, Global Enterprise Oncology Head of Labcorp from January 2021 to July 2023. Previously he served as Vice President of Medical Affairs at Foundation Medicine from February 2018 to December 2020. He currently serves in the Air Force Reserve as a Lt Colonel. Dr. Reddy earned a bachelor's degree in microbiology and psychology from Kansas State University, and a medical degree from the University of Kansas Medical Center, where he also completed his internal medicine residency and clinical hematology and oncology fellowship. Dr. Reddy has a master's degree in public health and is an alumnus of Harvard Business School. Additionally, he is a fellow of the American College of Physicians and is a Certified Physician Executive. We believe that Dr. Reddy is qualified to serve on our board of directors due to his extensive experience in our industry.